MATERIAL TECHNOLOGIES, INC.
dba Tensiodyne Scientific Corp.
 11661 San Vicente Blvd., Suite 707
Los Angeles, CA 90049
Phone:   (310) 208-5589
Fax:   (310) 473-3177
E-mail:   matech@att.net

Via EDGAR

September 27, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Eric Atallah, Staff Accountant
Washington, D.C. 20549

            Re:       Material Technologies, Inc.
                        Form 10-K for the Fiscal Year Ended December 31, 2004
                        Forms 10-Q for the Quarterly Periods Ended March 31, 2005 and June 30, 2005
                        File No. 333-23617

Dear Mr. Atallah:

This letter provides the response of Material Technologies, Inc. (the “Company”) to the comment letter received from the Commission on September 7, 2005.

SEC Comment

Form 10-K for the year ended December 31, 2004

General

  Please explain whether you are an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“Investment Company Act”).  Please explain how you have made this determination and provide data indicating the value of your “investment securities” and total assets on an unconsolidated basis as of the fiscal year ended December 31, 2004.

Company’s Response

We have examined Section 3(a)(1)(C) of the Investment Company Act and have determined that we are not an investment company under this definition.  We have never “engaged or proposed to engage in the business of investing, reinvesting, owning, holding, or trading in securities.”  Rather, we fall under the exception discussed in Section 3(b)(1) of the Investment Company Act, as “any issuer primarily engaged … in a business … other than that of investing, reinvesting, owning, holding, or trading in securities.”  We are a development-stage enterprise that has entered into two investment transactions since October 2004 simply as a means of obtaining financing to fund our ongoing research and development activities related to metal fatigue detection, measurement, and monitoring technologies.

SEC Comment

  If you are an investment company under Section 3(a)(1)(C), please explain how you are in compliance with the Investment Company Act.  For example, please explain fully whether you can rely on Rule 3a-1 of the Investment Company Act.

Company’s Response

As indicated in the response to comment 1 above, we are not an investment company under Section 3(a)(1)(C) of the Investment Company Act.  As a result, this comment is not applicable to us.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 27, 2005

SEC Comment

Reports of Independent Registered Accounting Firms, page F-1

  We note that Gumbiner Savett Inc. compiled the amounts included in the inception (October 21, 1983) through December 31, 2003 columns in your statements of operations and cash flows.  Please tell us how this compilation affected your conclusion that Gumbiner Savett Inc. was independent under Rule 2-01(c)(4) of Regulation S-X, which states that an accountant is not independent if, at any point during the audit and professional engagement period, the accountant prepares the audit client’s financial statements that are filed with the Commission or form the basis of financial statements filed with the Commission.

Company’s Response

Gumbiner Savett Inc. has modified its auditors’ report to more clearly state its involvement with us for the 2003 audit (see page F-2).  Gumbiner Savett Inc. now opines on the cumulative data based on its audit and the audit of the other auditors, whose report is included in the 10-K/A on page F-3, similar to Corbin’s opinion modification discussed in comment 4 below.

SEC Comment

  As a related matter it does not appear as though your current accountants, Corbin & Company LLP have audited your cumulative data as required by SEC rules.  Please have Corbin & Company revise their report to clearly state that they audited the cumulative data.  If Corbin & Company’s opinion as it relates to the cumulative data is based on the reliance of another auditor’s work, then this fact should be stated in a revised audit opinion and the other auditors report must be included in the filing to comply with Rule 2-05 of Regulation S-X.

Company’s Response

Corbin & Company LLP has modified its opinion as indicated (see page F-1), and the other auditors’ reports that were relied on by Corbin & Company LLP are included in the filing (see pages F-2 and F-3) in accordance with rule 2-05 of Regulation S-X.

SEC Comment

Note 3- Investments, page F-24

Marketable Securities, page F-25

  We note that you issued 8,666,666 of your shares in exchange for 7,158,590 shares of Langley Park Investments, PLC.  Please tell us and revise your MD&A in future filings to describe the business purpose of the transaction.  Also, tell us how you valued and accounted for each material aspect of transactions with Langley Park Investments, PLC.  For example, tell us why it is appropriate to

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 27, 2005

record an asset for the restricted shares held in escrow and subject to return.  Please be sure to cite any authoritative literature that supports your conclusions.

Company’s Response

We entered into the transaction with Langley Park Investments, PLC (“Langley”) simply as a means to obtain financing to fund our ongoing research and development activities.  We will revise our MD&A in the future to describe the business purpose of the transaction.  As stated in footnote 3 to the financial statements, we initially recorded the value of the Langley shares at the estimated fair value of the shares received, which was a lower (and more conservative) estimate of the value than the closing price of our common stock on the date of the transaction.  The shares immediately saleable have been recorded as held for trading, classified as a current asset, and adjusted to their fair value, with the resulting realized/unrealized gains and losses being recorded in the statement of operations in accordance with SFAS No. 115.

The Company has legal title to the escrowed shares, but they are recorded as available for sale in non-current assets because they cannot be liquidated within 12 months of the balance sheet date.  Unrealized losses on this investment (except for other-than-temporary losses – see below) are recorded as a component of other comprehensive income.  Based on the trading history of Langley since its first trading date in October 2004 and on discussions with advisors to and management of Langley, we determined that a portion of the decline in the value of our escrowed Langley shares was other than temporary and recorded this portion of the decline in fair value ($4,284,760) to the statement of operations.  Furthermore, the ending value of the escrowed Langley shares have been valued based on the amount of shares we would be required to sell back to Langley based on the terms of the agreement, which was zero shares at December 31, 2004.  All of these policies have been described in Note 2 on page F-19 and the transactions have been described in Note 3 on pages F-25 and F-26.  We have modified the description of the escrowed shares to indicate that we have legal title to those shares, and that they are not subject to return, but to sale, back to Langley.  Similar modifications were made to the disclosures in the 10-Qs for March 31, 2005 and June 30, 2005.

SEC Comment

Note 11 – Commitments and Contingencies, page F-31

Stock Purchase Agreement, page F-33

  We note that you are obligated to issue 10,332,000 of your shares in exchange for 4,920,000 shares of Seaside Investments.  Please tell us and revise future filings to disclose how you accounted for this agreement at December 31, 2004 and its subsequent termination in June 2005.  Please cite any authoritative literature upon which you relied.  We may have further comments after reviewing your response.

Company’s Response

We were never obligated to issue shares under the agreement with Seaside Investments, as certain conditions precedent to closing the transaction were never met.  Since we were never obligated to issue the shares, we have not accounted for the shares in the account balances, but

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 27, 2005

simply disclosed the potential transaction (and its subsequent cancellation) in the commitment footnote.  We have revised Note 11 in the Form 10-K (see page F-33) as of December 31, 2004 and Note 7 in the Forms 10-Q as of March 31, 2005 (see page F-20) and June 30, 2005 (see page F-21) to clarify this fact.

SEC Comment

Note 12 – Stockholders’ Equity, page F-34

Class A Common Stock Issuances Involving Non-cash Consideration, page F-37

2004, page F-41

  We note you issued 25,000 shares of common stock to your outside accountant on February 12, 2004 as payment of past due invoices.  Please explain to us how your outside accountant is considered independent under Rule 2-01(c)(1) of Regulation S-X.  We may have further comments after reviewing your response

Company’s Response

The shares we issued in February 2004 were to our acting controller, who is not an employee of the Company.  Therefore, the independence rules as discussed in Rule 2-01(c)(1) of Regulation S-X are not applicable.  We have revised Note 12 on page F-41 and the disclosure on page 12 to more clearly indicate the recipient of these shares.

SEC Comment

Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

  We note that the certification filed as Exhibit 31 was not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made in the fourth paragraph of the certification required to filed as Exhibit 31 pursuant to Part III.E of Release No. 8238.  Accordingly, please file an amendment to your Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Company’s Response

We have amended our Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 to include the required certifications of our current CEO/CFO in the form set forth in Item 601(b)(31) of Regulation S-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 27, 2005

SEC Comment

Form 10-Q for the quarter ended June 30, 2005

Note 3 – Investments, page F-14

  In regards to your share purchase agreement with Birchington Investments Limited, please tell us and revise MD&A in future filings to describe the business purpose of the transaction.  Also, tell us how you valued and accounted for each material aspect of transactions with Birchington Investments Limited, including the Downside Price Protection feature and the 885,000 shares issued to consultants.

Company’s Response

We entered into the transaction with Birchington Investments Limited (“Birchington”) simply as a means to obtain financing to fund our ongoing research and development activities.  We will revise our MD&A in the future to describe the business purpose of the transaction.  As stated in footnote 3 to the financial statements, we initially recorded the value of the Birchington shares at the estimated fair value of our shares exchanged in the transaction (less a 10% discount due to a one-year lock-up restriction on our shares), as the Birchington shares were not yet publicly traded at that date.  As a result, the Birchington shares have been classified as non-marketable securities and recorded as a non-current asset.  We valued them at cost as there has been no trading and quoted market prices are not available, and we have no information to support any permanent impairment of this value at June 30, 2005.

In connection with the Birchington Agreement, the Company issued 885,000 shares of its common stock to consultants.  Similar to the accounting we employ when shares/share rights are granted to advisors in connection with stock offerings for cash, the issuance of these shares was simply shown as a dilution of the value of the total shares issued in the transaction and no amounts were recorded on the basic financial statements.  In other words, instead of showing 5,850,000 shares issued for a value of Birchington shares of $7,107,750, we are disclosing the issuance of 6,735,000 shares (inclusive of the 885,000 shares issued to consultants) for a value of $7,107,750.  In regards to the Downside Price Protection, the Company has retained legal title to the escrowed shares, so they are not reflected as outstanding at June 30, 2005.  Since no additional shares would be required to be sold by the Company as of June 30, 2005, there is no accounting associated with the Downside Price Protection as of that date.  In the future, as shares would be required to be sold at each reporting period, we will record the fair value of these shares as an unrealized loss (depending on the nature of the investment at that date, this would either be a charge to operations or to other comprehensive income) with a corresponding amount being recorded to additional paid-in capital.

All of these policies have been described in Note 2 on page F-10 and the transactions have been described in Note 3 on page F-15.  We have modified the accounting policy footnote to clarify when the values of non-marketable securities are recorded and the Downside Price Protection and consultant share issuance accounting.

* * * * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 27, 2005

Representations of the Company:  The Company hereby acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commissions from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

MATERIAL TECHNOLOGIES, INC.

By:         /s/ Robert M. Bernstein
            Robert M. Bernstein
            Chief Executive Officer